Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a form of letter to be used by EMC employees to communicate with certain EMC resellers.

Date

[Reseller Contact Name]

[Title]

[Company Name]

[Address]

[Address]

Dear [Name],

EMC announced on July 8th, 2003 its plan to acquire Legato Systems. The acquisition is expected to be completed in the fourth quarter of 2003.

The acquisition of Legato underscores EMC’s commitment to heterogeneous storage management and deepens EMC’s storage expertise and customer service and support. The integration of Legato will make it easier for EMC customers to manage and protect all of their information – throughout the information lifecycle, from inception, to archive to disposal. Together, EMC and Legato will become the ultimate information lifecycle management company, helping customers get the maximum value from their information at the lowest total cost of ownership at every point in the information lifecycle.

The union of the two companies will also provide a significant win for our partners, providing a broader and more comprehensive software portfolio to sell – especially for multi-vendor environments, as well as expanded channel support resources, financial and corporate strength, and continued commitment from EMC to support existing relationships.

Legato reinforces and expands EMC’s channel approach and commitment. Deeper relationships with our partners are vital to the success of EMC’s technology and go-to-market strategies. EMC values your business. We will strive to ensure that the Legato acquisition presents no concerns and conflicts that would interfere with a strong and continued relationship with your company.

With our shared focus and complementary lines of business, Legato and EMC will be even better positioned to serve the emerging needs of the customers that you and EMC share in common.

By offering the industry’s best choice of comprehensive, integrated information storage solutions for the widest range of customer needs, we believe EMC becomes an even stronger strategic partner for your company going forward.

We look forward to sharing more information and answering any questions that you may have in the very near future.

Sincerely,

Additional Information and Where to Find it

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders of EMC and LEGATO are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by EMC and LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of the proxy statement/prospectus, when available, and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.